Personal Airline Exchange, Inc.



ANNUAL REPORT

805 Paseo Del Robledo
Thousand Oaks, CA 91360
(805) 498 - 9686
www.pax.aero

This Annual Report is dated April 2, 2019.

BUSINESS

An application that links travelers to private aviation charter operators, providing tips to users that allows users to seek a custom flight but leads to multiple passengers sharing a flight. A Two-Sided Market that provides users with a unique travel mode that is fast and high value for regional trips, and provides charter operator with a new customer base and market.

Previous Offerings

Between 10/2/2017 and 01/16/2018, we sold 31,100 shares of common stock in exchange for $1.00 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Personal Airline Exchange, Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Sales	
Whole Plane Charter	4,786.00
Sales - Other	339.00
Total Sales	5,125.00
Total Income	5,125.00
Cost of Goods Sold	
Charter Services	3,910.00
Total COGS	3,910.00
Gross Profit	1,215.00
Expense	
Advertising and Promotion	547.45
Automobile Expense	17.60
Bank Service Charges	553.03
Business Licenses & Fees	100.00
Business Licenses and Permits	119.00
Computer and Internet Expenses	60.88
Dues and Subscriptions	70.00
Federal Excise Tax	338.95
Income Tax	876.45
IT Infrasturcture	
Hosting Services	2,000.86
Internet	60.49
IT Professional Services	10,000.00
IT Infrasturcture - Other	1,263.89
Total IT Infrasturcture	13,325.24
Meals and Entertainment	41.69
Office Supplies	49.99
Postage and Delivery	24.24
Professional Fees	355.00
Reconciliation Discrepancies	16.00
Salaries	
Management	1,371.75
Total Salaries	1,371.75
Telephone Expense	783.18
Travel Expense	910.33
Total Expense	19,560.78
Net Ordinary Income	-18,345.78
Net Income	-18,345.78

Personal Airline Exchange, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Advertising and Promotion	554.00
Automobile Expense	389.79
Bank Service Charges	127.27
Business Licenses & Fees	39.00
Business Licenses and Permits	535.00
Computer and Internet Expenses	512.17
Dues and Subscriptions	626.95
Income Tax	829.00
IT Infrasturcture	
Hosting Services	1,006.35
Internet	391.40
IT Infrasturcture - Other	1,637.94
Total IT Infrasturcture	3,035.69
Meals and Entertainment	1,629.28
Office Supplies	434.94
Payroll Expenses	
Federal Payroll Taxes	2,106.00
State Payroll Taxes	576.95
Payroll Expenses - Other	288.00
Total Payroll Expenses	2,970.95
Postage and Delivery	45.00
Professional Fees	500.00
Salaries	
Management	10,816.05
Total Salaries	10,816.05
Telephone Expense	779.51
Travel Expense	1,373.88
Total Expense	25,198.48
Net Ordinary Income	-25,198.48
Net Income	-25,198.48

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $76.65. The Company intends to raise additional funds through an equity financing.

Debt

The company had a loan for $19,245 from Mike Azzarello, founder and CEO. The company has a convertible note for $5,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

DIRECTORS	NAME
MICHAEL AZZARELLO	
RAY GEDERT	
BRUCE SAWHILL	
GEORGE LEBEAU	

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner		Amount and nature of Beneficial ownership		Amount and nature of beneficial ownership acquirable		Percent of class
Common Stock	Mike Azzarello 805 Paseo Del Robledo, Thousand Oaks, CA		1,369,028 shares				28.37%
	Ray Gedert, Redondo Beach, CA		441,177 shares				12.17%
	Arrabon Management		413,793 shares				11.41%

RELATED PARTY TRANSACTIONS

Mike Azzarello, Founder and CEO, has made loans to the company totaling $19,245.

OUR SECURITIES

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2018, 3,625,266- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The holder of shares of the Company's Common Shares, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2018.

PERSONAL AIRLINE EXCHANGE, INC.

By

_____

Name: Michael Azzarello

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2018.

PERSONAL AIRLINE EXCHANGE, INC.

By

Name: Michael Azzarello

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Personal Airline Exchange, Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
PAX Checking	76.65
Total Checking/Savings	76.65
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	0.00
Total Current Assets	76.65
TOTAL ASSETS	**76.65**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	0.00
Other Current Liabilities	
Azzarello Loan	18,872.64
Total Other Current Liabilities	18,872.64
Total Current Liabilities	18,872.64
Long Term Liabilities	
Crowd Funder May 2016 Series 1	5,000.00
Total Long Term Liabilities	5,000.00
Total Liabilities	23,872.64
Equity	
Capital Stock	695,258.68
Opening Balance Equity	1,114.59
Retained Earnings	-694,970.78
Net Income	-25,198.48
Total Equity	-23,795.99
TOTAL LIABILITIES & EQUITY	**76.65**

I, Michael Azzarello, the Chief Executive Officer of Personal Airline Exchange, Inc., hereby certify that the financial statements of Personal Airline Exchange, Inc. and notes thereto for the periods ending 2017 and 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $ 0.00; taxable income of -$25,198.48 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 3, 2019.

_____ (Signature)

Chief Executive Officer _____ (Title)

April 3, 2019 (Date)

Personal Airline Exchange, Inc.
Balance Sheet
As of April 2, 2019

	Apr 2, 19
ASSETS	
Current Assets	
Checking/Savings	
PAX Checking	54,156.43
Total Checking/Savings	54,156.43
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	0.00
Total Current Assets	54,156.43
TOTAL ASSETS	**54,156.43**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	0.00
Total Current Liabilities	0.00
Long Term Liabilities	
Convertible Note Jan 2019	75,000.00
Crowd Funder May 2016 Series 1	5,000.00
Total Long Term Liabilities	80,000.00
Total Liabilities	80,000.00
Equity	
Capital Stock	695,258.68
Opening Balance Equity	1,114.59
Retained Earnings	-720,169.26
Net Income	-2,047.58
Total Equity	-25,843.57
TOTAL LIABILITIES & EQUITY	**54,156.43**

Personal Airline Exchange, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Advertising and Promotion	554.00
Automobile Expense	389.79
Bank Service Charges	127.27
Business Licenses & Fees	39.00
Business Licenses and Permits	535.00
Computer and Internet Expenses	512.17
Dues and Subscriptions	626.95
Income Tax	829.00
IT Infrasturcture	
Hosting Services	1,006.35
Internet	391.40
IT Infrasturcture - Other	1,637.94
Total IT Infrasturcture	3,035.69
Meals and Entertainment	1,629.28
Office Supplies	434.94
Payroll Expenses	
Federal Payroll Taxes	2,106.00
State Payroll Taxes	576.95
Payroll Expenses - Other	288.00
Total Payroll Expenses	2,970.95
Postage and Delivery	45.00
Professional Fees	500.00
Salaries	
Management	10,816.05
Total Salaries	10,816.05
Telephone Expense	779.51
Travel Expense	1,373.88
Total Expense	25,198.48
Net Ordinary Income	-25,198.48
Net Income	**-25,198.48**

2:52 PM
10/16/18
Cash Basis

Personal Airline Exchange, Inc.
Profit & Loss
January through December 2017

		Jan - Dec 17
Ordinary Income/Expense		
Income		
Sales		
Whole Plane Charter	4,786.00	
Sales - Other	339.00	
Total Sales		5,125.00
Total Income		5,125.00
Cost of Goods Sold		
Charter Services		3,910.00
Total COGS		3,910.00
Gross Profit		1,215.00
Expense		
Advertising and Promotion		547.45
Automobile Expense		17.60
Bank Service Charges		553.03
Business Licenses & Fees		100.00
Business Licenses and Permits		119.00
Computer and Internet Expenses		60.88
Dues and Subscriptions		70.00
Federal Excise Tax		338.95
Income Tax		876.45
IT Infrasturcture		
Hosting Services	2,000.86	
Internet	60.49	
IT Professional Services	10,000.00	
IT Infrasturcture - Other	1,263.89	
Total IT Infrasturcture		13,325.24
Meals and Entertainment		41.69
Office Supplies		49.99
Postage and Delivery		24.24
Professional Fees		355.00
Reconciliation Discrepancies		16.00
Salaries		
Management	1,371.75	
Total Salaries		1,371.75
Telephone Expense		783.18
Travel Expense		910.33
Total Expense		19,560.78
Net Ordinary Income		-18,345.78
Net Income		**-18,345.78**

Personal Airline Exchange, Inc.
Statement of Cash Flows
Years 2017 and 2018
(unaudited)

	Jan - Dec 18	Jan - Dec 17
OPERATING ACTIVITIES		
Net Income	-25198.48	-18995.78
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Deposits & Retainers		
Merchant Services Reserve		
Accounts Payable		
Azzarello Loan	202.98	15960.00
Net cash provided by Operating Activities	-24995.50	-3035.78
FINANCING ACTIVITIES		
Capital Stock	13,789.49	13894.00
Convertible Note		
Net cash provided by Financing Activities	13789.49	13894.00
Net cash increase for period	-11206.01	10858.22
Cash at beginning of period	11282.66	424.44
Cash at end of period	76.65	11282.66

Personal Airline Exchange, Inc.
Statement of Change in Equity
As of December 31, 2018
(unaudited)

	Common Stock		Retained	Total
	Shares	Amount	Earnings	Equity
December 31, 2014	3,457,097	$ 567,575	$ (537,630)	$ 29,945
Common Stock	138,069	$ 100,000		$ 100,000
Net Income/Loss			$ (131,389)	$ (131,389)
December 31, 2015	3,595,166	$ 667,575	$ (669,019)	$ (1,444)
Common Stock	0	0		
Net Income/Loss			$ (6,994)	$ (6,994)
December 31, 2016	3,595,166	$ 667,575	$ (676,013)	$ (8,438)
Common Stock	13,894	$ 13,894		
Net Income/Loss			($18,345)	$ (18,345)
December 31, 2017	3,609,060	$ 681,469.00	$ (694,358)	$ (26,783)
Common Stock	30,000	$ 30,000.00		$ 30,000
Net Income/Loss			$ (8,959)	$ (8,959)
December 31, 2018	3,639,060	$ 711,469.00	$ (703,317)	$ (5,742)

Notes to the Consolidated Financial Statements
(unaudited)

Note 1 - Business and Nature of Operations

Personal Airline Exchange, Inc. was formed in 2014 in Delaware, with offices in California. The financial statements of Personal Airline Exchange, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Santa Monica California.

Personal Airline Exchange, Inc. (PAX) is an online company that provides a marketplace platform to allow the request, negotiation and sale of jet charter flights. Unique to PAX is the ability for multiple users to hold virtual negotiations with each other, grouping together enough parties to form a flight, e.g. twenty people negotiating thru an online agent to find six passengers to fill a flight. Once a flight is created, it is submitted to charter operators through a bidding system. The PAX system makes extensive use of advance computer science, cognitive artificial intelligence, and proprietary flight optimization algorithms.
PAX, as a platform, adds a markup fee to what operators bid, and charges users a transaction fee for completing a sale.

The company has a track record of making charter sales through an online platform. The customer base is existing charter customers, and airline customers that are willing and able to pay for improved service. Currently PAX has contacts of over 6,000 people who have shown interest in PAX service.

In 2015 the Company booked charter flights based on the active promotion of the site with a focus on the ski season market in Colorado. Charter revenue from the pilot launch was $55,000. While the results were positive, it was clear that reaching a sustainable position with a scalable mode was still far off. PAX management consulted with the Board and our lead investors to review the options. An unanimous decision was made to scale down PAX activities to a minimize cash burn for 2016/2017. During this time, the Company pursued the new design. The research performed covered many disciplines: Computer Science, Agent Based Negotiations, Economics/Market Design, and Artificial Intelligence. There were virtually no expenses for PAX during this period, but without active marketing efforts, there was also no revenue.
Even with no active marketing, the company has sold charter flights based on people finding the site and then contacting the Company through the systems - September 2017 the Company sold $5,000 of charter revenue as example.
The Company's current cash position is $54,000.
The company is targeting 10-15% gross margin on sales, which is aligned with typical charges be charter brokers. Margin from other sources is possible, e.g. cancellation fees.
With a more sophisticated application and marketing spend, the sales volume is expected to be greater than the prototype phase previously performed.

Note 2 - Summary of Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the state of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of services directly to the consumer, reseller, or broker when (a) persuasive evidence that an agreement exists; (b) the service (flight) has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Corporation. Under these provisions, the Company pays federal corporate income taxes on its taxable income. The Company will pay state income taxes at the state(s) corporate rate(s).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United State of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporate up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplement guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 3 - Debt

The Company has an outstanding convertible note totaling $5,000 with one individual from a previous capital raise. Interest will accrue under the Note at 5% per annum, and all unpaid principal and interest shall be due on the earliest of (i) May 2, 2019; (ii) the closing of a Change of Control Event; (iii) conversion to common stock upon an equity financing of at least $2,000,000.

The Company has an outstanding convertible note totaling $75,000 with a Trust originated January 2019. Interest will accrue under the Note at 7.78% per annum, and all unpaid principal and interest shall be due on the earliest of (i) January 25, 2024; (ii) the closing of a Change of Control Event; (iii) conversion to common stock upon an equity financing of at least $2,000,000.

Note 4 – Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Note 5 – Stockholders' Equity

Common Shares

The Company has authorized 25,000,000 common shares and issued 3,625,266 common shares, par value $0.002 per share.

Note 6 – Related Party Transactions

The Convertible Note January 2019 was funded by a Trust in which some of Michael Azzarello's children are beneficiaries. Michael Azzarello has no interest in the Trust as grantor, beneficiary, Trustee or in any other capacity.

Note 7 – Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2018.

The company has funded the product development of its new "WingTips" system with KiwiTech LLC.

The Company's cash position is $54,000 as of March 1, 2019.